Exhibit 99.1

Valens Semiconductor Reports Second Quarter 2023 Results

Delivered Record Quarterly Revenue and Implemented a Plan to Improve Efficiency

HOD HASHARON, ISRAEL, August 9, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today reported financial results for the quarter ended June 30, 2023.

“Valens Semiconductor revenues reached a record of $24.2 million dollars in the second quarter of 2023, and we also achieved better than anticipated profitability metrics. During the second quarter we executed a plan to improve the company’s efficiency by streamlining our development platforms,” said Gideon Ben-Zvi, CEO of Valens Semiconductor.

“Our automotive business continued to grow, as our VA6000 chipset is now broadly deployed in a range of Mercedes-Benz car models, including Electric Vehicles (EV). We continue to see a growing demand from automotive OEMs for ADAS, including vision-based systems for applications such as surround-view, parking assist, and reverse assist. Our VA7000 chipset family is a perfect fit for vision-based systems and in Q2, we grew the bid pipeline with automotive OEMs considering the deployment of the VA7000 in mass production. We remain on track to announce first design wins this year. In the audio-video segment, we expect to ship engineering samples of the VS6320, the first single-chip in market for extension of high-performance USB, to select customers in the fourth quarter of this year. Based on the tone and pace of conversations with prospective customers, we believe new products from these customers embedding the VS6320 for videoconferencing, industrial and medical applications will be launched during the second half of 2024.

“At Valens Semiconductor, we continue to make progress executing against our long-term growth opportunities, as we further push the boundaries of connectivity with our advanced offerings and enable our customers to bring to market new disruptive products to existing and untapped markets. Our strong balance sheet provides the foundation for us to execute our long-term growth strategy and pursue the promising opportunities that will deliver value for all our stakeholders,” concluded Ben-Zvi.

Key Financial and Business Highlights

●	Record quarterly revenues. Second quarter revenues reached $24.2 million, up 7.5% from the second quarter of 2022, and up 1.2% from the first quarter of 2023

GAAP gross margin was 61.8% for the second quarter 2023 (non-GAAP gross margin was 63.1%)

Q2 2023 GAAP Net Loss was $(4.6) million, compared to $(10.0) million in Q2 2022, and Adjusted EBITDA Loss in Q2 2023 was $(0.8) million, compared to $(4.5) million in Q2 2022

●	Strong balance sheet as of June 30, 2023. Working capital of $160.8 million, including $138.0 million in cash, cash equivalents and short-term deposits, and no debt

●	Inventory balance was substantially lower than at the end of the prior quarter, reaching $19.0 million at the end of June 2023, down from $23.6 million dollars at the end of March 2023

●	Implemented a plan to improve efficiency, which is expected to save approximately $9 million on an annual basis

●	Leveraged the Company’s disruptive connectivity offerings across both business segments – audio-video and automotive

–	Audio-video: Progress with the new VS6320 chipset towards shipment to select customers in the fourth quarter, and announced a collaboration with Taiwan-based iCatch Technology, a leading Artificial Intelligence (AI) image processing company , to develop a high performance, low cost, low power multi-camera videoconferencing solution embedding the VA7000, in line with the company’s long-term vision to accelerate the transformation of the videoconferencing market with an extensive product portfolio

–	Automotive: Expanded the bid pipeline for the VA7000 and continue to progress with several automotive OEM bids for the VA7000, with first design wins expected this year

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“We exceeded the high end of our revenue and Adjusted EBITDA guidance for Q2 2023,” said Dror Heldenberg, CFO of Valens Semiconductor. “For the first time, we also generated cash from operations. We ended the quarter with a solid balance sheet of $138 million in cash, which provides us operational flexibility to grow our business.”

“For the third quarter 2023, the company is reaffirming its revenues guidance at the range between $14.0 million and $14.2 million. The Company is also providing gross margin guidance, which is expected to range between 57.6% and 58.0% and Adjusted EBITDA loss which is expected to be in the range of $(12.2) million to $(11.9) million.

“For the full year 2023, the company is reaffirming its revenue guidance and improving its Adjusted EBITDA guidance. Revenues are expected to range between $83.8 million and $84.2 million, of which automotive revenues are expected to approximate 30%. Gross margin for the full year 2023 is now expected to range between 62.2% and 62.5%. Adjusted EBITDA loss in 2023 is now expected to be in the range of $(16.2) million to $(15.6) million. We remain on track to achieve Adjusted EBITDA breakeven by the end of 2023 and expect the Company to be cash-flow positive in 2024.”

Below is a table summarizing our updated guidance for the full year 2023:

Metric	Previous Guidance (June 8, 2023)	Current Guidance
Revenue (U.S. dollars in millions)	$83.8 – $84.2	$83.8 – $84.2
Gross margin	61.9% – 62.5%	62.2% – 62.5%
Adjusted EBITDA (U.S. dollars in millions)	$(18.3) – $(16.5)	$(16.2) – $(15.6)

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, August 9, 2023, at 8:30 a.m. Eastern Time (ET) to discuss its second quarter 2023 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 642-5032 (U.S.), 0 (800) 917-5108 (UK), 03 918 0609 (Israel) or +972 3 918 0609 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-performance video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens Semiconductor’s Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	24,175	22,481	48,055	44,101
Gross Profit	14,934	15,784	30,727	31,224
Gross Margin	61.8%	70.2%	63.9%	70.8%
Net loss	(4,582)	(9,995)	(9,959)	(15,045)
Working Capital[1]	160,766	168,283	160,766	168,283
Cash, cash equivalents and short-term deposits[2]	138,042	156,754	138,042	156,754
Net cash provided by (used in) operating activities	358	(4,251)	(8,311)	(12,654)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	63.1%	71.0%	65.1%	71.5%
Adjusted EBITDA Loss[4]	(782)	(4,469)	(3,640)	(8,555)
Non-GAAP Earnings (Loss) per share (in U.S. Dollars)[5]	$(0.00)	$(0.08)	$(0.03)	$(0.13)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended June 30, 2023, and 2022, share-based compensation and depreciation expenses were $315 thousand and $181 thousand, respectively. For the six months ended June 30, 2023, and 2022, share-based compensation and depreciation expenses were $560 thousand and $321 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

REVENUES	24,175	22,481	48,055	44,101
COST OF REVENUES	(9,241)	(6,697)	(17,328)	(12,877)
GROSS PROFIT	14,934	15,784	30,727	31,224
OPERATING EXPENSES:
Research and development expenses	(12,161)	(14,904)	(26,121)	(29,031)
Sales and marketing expenses	(4,255)	(4,473)	(9,315)	(8,682)
General and administrative expenses	(3,701)	(4,340)	(7,533)	(8,641)
TOTAL OPERATING EXPENSES	(20,117)	(23,717)	(42,969)	(46,354)
OPERATING LOSS	(5,183)	(7,933)	(12,242)	(15,130)
Change in fair value of Forfeiture Shares	22	1,538	1,529	4,142
Financial income (expenses), net	601	(3,560)	792	(3,675)
LOSS BEFORE INCOME TAXES	(4,560)	(9,955)	(9,921)	(14,663)
INCOME TAXES	(26)	(43)	(45)	(389)
LOSS AFTER INCOME TAXES	(4,586)	(9,998)	(9,966)	(15,052)
Equity in earnings of investee	4	3	7	7
NET LOSS	(4,582)	(9,995)	(9,959)	(15,045)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.05)	$(0.10)	$(0.10)	$(0.15)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE	101,685,915	97,442,359	101,381,153	97,296,206

[6]	See footnote 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

ASSETS	June 30, 2023	December 31, 2022

CURRENT ASSETS
Cash and cash equivalents	21,410	20,024
Short-term deposits	116,632	128,363
Trade accounts receivable	16,057	11,514
Inventories	19,017	23,816
Prepaid expenses and other current assets	4,376	4,793
TOTAL CURRENT ASSETS	177,492	188,510

LONG-TERM ASSETS:
Property and equipment, net	3,076	2,790
Operating lease right-of-use assets[7]	3,274	3,824
Other assets	494	535
TOTAL LONG-TERM ASSETS	6,844	7,149

TOTAL ASSETS	184,336	195,659

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES[8]	16,726	24,789

LONG-TERM LIABILITIES
Forfeiture Shares	222	1,751
Non-current operating leases liabilities[9]	989	1,624
Other long-term liabilities	122	54
TOTAL LONG-TERM LIABILITIES	1,333	3,429

TOTAL LIABILITIES	18,059	28,218

TOTAL SHAREHOLDERS’ EQUITY	166,277	167,441

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	184,336	195,659

[7]	As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.
[8]	As of June 30, 2023, and December 31, 2022, include $1,857 thousand and $1,811 thousand, respectively, of current maturities of operating leases liabilities; see footnote 7.
[9]	See footnote 7.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(4,582)	(9,995)	(9,959)	(15,045)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	414	347	793	667
Stock-based compensation	3,987	3,117	7,809	5,908
Exchange rate differences	1,021	4,501	2,273	4,972
Interest from short-term deposits	177	(132)	(389)	(295)
Change in fair value of Forfeiture Shares	(22)	(1,538)	(1,529)	(4,142)
Reduction in the carrying amount of ROU assets	522	424	986	844
Equity in earnings of investee, net of dividend received	4	3	7	7
Changes in operating assets and liabilities:
Trade accounts receivable	(3,176)	166	(4,575)	(2,952)
Prepaid expenses and other current assets	1,042	3,245	403	3,763
Inventories	4,549	(4,852)	4,799	(7,996)
Long-term assets	(8)	83	34	183
Current Liabilities	(3,114)	1,189	(8,172)	2,742
Change in operating lease liabilities	(457)	(811)	(859)	(1,312)
Other long-term liabilities	1	2	68	2
Net cash provided by (used in) operating activities	358	(4,251)	(8,311)	(12,654)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(68,428)	(13,088)	(109,153)	(31,340)
Maturities of short-term deposits	74,810	21,900	118,954	37,400
Purchase of property and equipment	(777)	(244)	(919)	(424)
Net cash provided by investing activities	5,605	8,568	8,882	5,636

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	58	96	986	150
Net cash provided by financing activities	58	96	986	150

Effect of exchange rate changes on cash and cash equivalents	(100)	(2,830)	(171)	(3,346)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,921	1,583	1,386	(10,214)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	15,489	44,994	20,024	56,791
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21,410	46,577	21,410	46,577

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	213	65	252	121

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	35	-	160	73
Operating lease liabilities arising from obtaining operating right-of-use assets	152	104	436	350

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Net Loss	(4,582)	(9,995)	(9,959)	(15,045)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(22)	(1,538)	(1,529)	(4,142)
Financial expense (income), net	(601)	3,560	(792)	3,675
Income taxes	26	43	45	389
Equity in earnings of investee	(4)	(3)	(7)	(7)
Depreciation	414	347	793	667
Stock-based compensation expenses	3,987	3,117	7,809	5,908
Adjusted EBITDA Loss	(782)	(4,469)	(3,640)	(8,555)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended June 30,		Six Months Ended June 30,
GAAP Loss per Share	2023	2022	2023	2022

GAAP Net Loss used for computing Loss per Share	(4,582)	(9,995)	(9,959)	(15,045)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.05)	$(0.10)	$(0.10)	$(0.15)
Weighted average number of shares used in calculation of net loss per share	101,685,915	97,442,359	101,381,153	97,296,206

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Loss per Share[10]	2023	2022	2023	2022

GAAP Net Loss	(4,582)	(9,995)	(9,959)	(15,045)
Adjusted to exclude the following:
Stock based compensation	3,987	3,117	7,809	5,908
Depreciation	414	347	793	667
Change in fair value of Forfeiture Shares	(22)	(1,538)	(1,529)	(4,142)
Total Non-GAAP Loss used for computing Loss per Share	(203)	(8,068)	(2,886)	(12,612)
Earnings Per Share Data:
Non-GAAP Earnings (Loss) per Share (in U.S. Dollars)	$(0.00)	$(0.08)	$(0.03)	$(0.13)
Weighted average number of shares used in calculation of net loss per share	101,685,915	97,442,359	101,381,153	97,296,206

[10]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor